

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

March 9, 2011

Scott Williams
Alternative Energy and Environmental Solutions, Inc.
159 North State Street
Newtown, PA 18940

> **Re:** **Alternative Energy and Environmental Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 24, 2011**
> **File No. 333-170118**

Dear Mr. Williams:

We have reviewed your amended registration statement and your letter dated February 24, 2011 and we have the following additional comments. In some of these comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe one or more of our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any additional amendment to your registration statement and the information you provide in response to these comments, we may have other comments.

Risk Factors

"We may not be able to acquire the biotechnology we have selected . . .," page 4

1. We note your response to our prior comment 1 and the associated revisions you made to your registration statement. With respect to your Innovative Technology, please explain in layman's terms what "closing the carbon loop" means and how such technology accomplishes this.

2. Where you discuss your two consulting agreements on page F-12, please identify Tryon Capital Ventures, LLC and Wytex as the counterparties to the June 4, 2010 and July 5, 2010 agreements, respectively. In addition, please file a copy of the Tryon agreement as an exhibit to the registration statement.

3. We note your response to our prior comment 2 and your statement that neither Luca Technologies nor Ciris Energy, to your knowledge have plans to sell, lease or license their technology. Please also include this statement at the end of the fifth paragraph on page 16 in your Business Section when you discuss Luca Technologies and Ciris Energy.

Description of Business, page 16

4. We note your response to our prior comment 3 and associated revisions to your registration statement. In your discussion of the Wytex consulting agreement, please also disclose here:

- The $500,000 paid to date to Wytex;

- The remaining $100,000 of fees you are obligated to pay Wytex; and

- The specific consulting services Wytex provides. Your description of "consistent updated information as it pertains to the further development of the technology" is still too vague, as is the meaning of the "field work" that Wytex may be required to perform. Please describe with particularity the types of services that Wytex provides under the agreement. By way of example, we note the description of some of the specific services Wytex provides that are disclosed in Note 3 on page F-12 of the registration statement. In your revision, please be sure to explain how these consulting services relate to the Company's right to evaluate the Wytex's biogenic methane technology.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383, Daniel Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
       Ron Ben-Bassat, Esq.
       Anslow & Jaclin LLP
       195 Route 9 South
       Manalapan, NJ 07726